Exhibit 99.1

NOTICE OF 2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS, DATED DECEMBER 23, 2025, TO BE MAILED TO THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY

INTERCONT (CAYMAN) LIMITED

NOTICE OF 2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held at 9:00 a.m. on January 26, 2026, U.S. Eastern Time
(10:00 p.m. January 26, 2026, Beijing Time)

To the Shareholders of Intercont (Cayman) Limited:

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Intercont (Cayman) Limited (the “Company”, “NCT”, “we”, “us” or “our”) for use at the 2026 Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) and at all adjournments and postponements thereof. The Meeting will be held at 12th Floor, Building 1, 16 Bailongjiang East Street, Jianye District, Nanjing City, Jiangsu Province, China, at 9:00 a.m. on January 26, 2026, U.S. Eastern Time (10:00 p.m. January 26, 2026, Beijing Time), to consider and vote upon the following proposals:

1.    to increase the authorized share capital of the Company from US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each to US$100,000 divided into 1,000,000,000 Ordinary Shares of par value US$0.0001 each.

This proposal is referred to as the “Share Capital Increase Proposal” or “Proposal No. 1”

2.    to authorize, establish, and designate two new classes of ordinary shares of US$0.0001 par value each, being the Class A Ordinary Shares and the Class B Ordinary Shares, with each of the Class A Shares and Class B Shares having the rights, obligations and privileges set out in the Second Amended and Restated Memorandum and Articles of Association of the Company as defined below. Both the Class A Ordinary Shares and the Class B Ordinary Shares will have the same rights as the existing ordinary shares except that the Class B Ordinary Shares will have weighted voting rights. Each Class B Ordinary Share shall have thirty (30) votes at a meeting of the shareholders or on any resolution of shareholders whereas each Class A Ordinary Share shall only have one (1) vote. Each outstanding Class B Ordinary Share is convertible at any time after issuance at the option of the holder into one (1) Class A Ordinary Share. The Class A Shares will not be convertible into shares of any other class.

This proposal is referred to as the “New Class of Shares Proposal” or “Proposal No. 2”

3.    to redesignate:

•        an aggregate 5,164,951 authorized and issued Ordinary Shares, including 908,708 authorized and issued Ordinary Shares held by EASCOR HOLDING LIMITED and 4,256,243 authorised and issued Ordinary Shares held by BEVERLY HOLDING LIMITED, as Class B Shares;

•        the remaining 25,319,350 of the authorized and issued Ordinary Shares, as Class A Shares; and

•        969,515,699 of the authorized but unissued Ordinary Shares as Class A Shares.

This proposal is referred to as the “Redesignation Proposal” or “Proposal No. 3”

4.    regardless whether Proposals No. 1 — No. 3 have been approved and adopted by our shareholders, to pass an ordinary resolutions that, in the event that the closing bid price per listed share of the Company (ticker symbol: NCT) on the NASDAQ Stock Market in the United States of America falls below US$1.00, each of the 1,000,000,000 authorised ordinary shares in the Company of par value of US$0.0001 each (including all issued Class A and Class B Shares and any unissued Class A and Class B Shares) be consolidated at such consolidation ratio and such effective time as the board of Director may determine at their sole discretion within 180 days of obtaining the requisite shareholder approval for the proposed consolidation of shares, provided that the aforesaid consolidation ratio shall be no more than 100:1, with such consolidated shares each having the same rights and being subject to the same restrictions as set out in the Articles.

This proposal is referred to as the “Consolidation of Shares Proposal” or “Proposal No. 4”

5.    to generally update the Amended and Restated Memorandum and Articles of Association (the “Existing Articles”) by amending and restating its Memorandum and Articles in the form attached hereto as Annex A (the “Second Amended and Restated Memorandum and Articles of Association”).

This proposal is referred to as the “Charter Amendment Proposal” or “Proposal No. 5”

Proposals No. 1 — No.5 are sometimes collectively referred to herein as the “Proposals”.

The Company will be holding the Extraordinary General Meeting in person 12th Floor, Building 1, 16 Bailongjiang East Street, Jianye District, Nanjing City, Jiangsu Province, China and as a zoom meeting using the following information:

Topic: Intercont (Cayman) Limited – 2026 EGM

Meeting ID: 811 0375 2398

Passcode: 834279

Invite Link: https://us06web.zoom.us/j/81103752398?pwd=FZk4ie1qWGTlPmAPXynrRIen1d7O6G.1

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” EACH OF PROPOSALS NO. 1, 2, 3, 4 and 5.

Holders of record of the Company’s Ordinary Shares at the close of business on December 24, 2025 (U.S. Eastern Time) (the “Record Date”) will be entitled to notice of, and to vote at, this Meeting and any adjournment or postponement thereof. Each ordinary share entitles the holder thereof to one (1) vote.

This notice and the enclosed proxy statement are first being mailed to Shareholders on or about December 29, 2025.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

Your vote is important, regardless of the number of shares you own. Even if you plan to attend this Meeting in person, it is strongly recommended that you complete the enclosed proxy card before the meeting date, to ensure that your shares will be represented at this Meeting if you are unable to attend.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” EACH OF THE PROPOSALS.

By Order of the Board,
/s/ Muchun Zhu
By: Muchun Zhu
Chairman of the Board
December 23, 2025

INTERCONT (CAYMAN) LIMITED
PROXY STATEMENT

2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held at 9:00 a.m. on January 26, 2026, U.S. Eastern Time
(10:00 p.m. January 26, 2026, Beiing Time)

12th Floor, Building 1, 16 Bailongjiang East Street,
Jianye District, Nanjing City, Jiangsu Province
People’s Republic of China

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

This proxy statement describes the proposals on which our Board would like you, as a Shareholder, to vote at the Meeting, which will take place at 9:00 a.m. on January 26, 2026, U.S. Eastern Time (10:00 p.m. January 26, 2026, Beijing Time), at 12th Floor, Building 1, 16 Bailongjiang East Street, Jianye District, Nanjing City, Jiangsu Province, People’s Republic of China.

Shareholders are being asked to consider and vote upon the following proposals:

1.     the Share Capital Increase Proposal or Proposal No.1;

2.     the New Class of Shares Proposal or Proposal No.2;

3.     the Redesignation Proposal or Proposal No.3;

4.     the Consolidation of Shares Proposal or Proposal No. 4; and

5.     the Charter Amendment Proposal or Proposal No. 5.

This proxy statement also gives you information on the proposals so that you can make an informed decision. You should read it carefully. Your vote is important. You are encouraged to submit your proxy card as soon as possible after carefully reviewing this proxy statement.

In this proxy statement, we refer to Intercont (Cayman) Limited as the “Company”, “NCT”, “we”, “us” or “our.”

Who can vote at this Meeting?

Shareholders who owned shares of our ordinary shares on December 24, 2025 (U.S. Eastern Time) (the “Record Date”) may attend and vote at this Meeting. There were 30,484,301 shares of ordinary shares outstanding on the Record Date. Each ordinary share shall have one (1) vote per share. Information about the shareholdings of our directors, executive officers and significant shareholders is contained in the section of this proxy statement entitled “Security Ownership and Voting Power of Certain Beneficial Owners and Management” beginning on page 10 of this proxy statement.

What is the proxy card?

The card enables you to appoint Ms. Muchun Zhu as your representative at this Meeting. By completing and returning the proxy card, you are authorizing her to vote your shares at this Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend this Meeting. Even if you plan to attend this Meeting, it is strongly recommended to complete and return your proxy card before this Meeting date just in case your plans change. If a proposal comes up for vote at this Meeting that is not on the proxy card, the proxies will vote your shares, under your proxy, according to their best judgment.

How does the Board recommend that I vote?

Our Board unanimously recommends that stockholders vote “FOR” each of Proposals No. 1, No.2, No.3, No.4 and No. 5.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Transhare Corporation, you are a “shareholder of record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. The Company believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your shares without your instruction. Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.” Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

How do I vote?

If you were a shareholder of record of the Company’s ordinary shares on the Record Date, you may vote by submitting a proxy or in person at the Meeting. Each ordinary share that you own in your name entitles you to one (1) vote, in each case, on the applicable proposals. You may submit your proxy by the following options.

(1)         By Internet, which we encourage if you have Internet access:

Step 1: Go to http://www.transhare.com

Step 2: Click the “Vote Your Proxy” link

Step 3: Click on the tab for “Intercont (Cayman) Ltd.”

Step 4: Click “Submit Your Vote” link

Step 5: Enter your Control Number.

(2)         By Email, at proxy@transhare.com;

(3)         By fax, please fax your proxy card to: +1 (727) 269-5616; or

(4)         By mail, by completing, signing and returning the enclosed proxy card to:

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater, FL 33764

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

You may vote in person at the Meeting. We will pass out written ballots to any shareholder of record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

•        sending a written notice to the Company’s proxy solicitation agent, Transhare Corporation, stating that you would like to revoke your proxy of a particular date at the address indicated below and signing another proxy card with a later date and returning it to the Company’s proxy solicitation agent, Transhare Corporation, before the polls close at this Meeting at the following at the address indicated below;

Transhare Corporation
Bayside Center 1,
17755 US Highway 19 N, Suite 140,
Clearwater FL 33764

•        resubmitting the vote by Internet with instruction set forth in the proxy card;

or

•        attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the Shareholder desires to vote on a proposal will be voted in favor of each of Proposals No. 1, No.2, No.3, No.4, and No.5.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

What is the quorum requirement for the Extraordinary General Meeting of shareholders?

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are one or more persons present in person or by proxy holding not less than one-third of all votes attached to all outstanding voting shares in issue and entitled to vote to be considered at the meeting. This is called a quorum. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall be a quorum.

What vote is required to approve the Share Capital Increase Proposal?

Approval of the Share Capital Increase Proposal will require the affirmative vote of a majority of the votes of the ordinary shares entitled to vote thereon which were present in person or by proxy at the Meeting.

What vote is required to approve the New Class of Shares Proposal?

Approval of the New Class of Shares Proposal will require the affirmative vote of a majority of the votes of the ordinary shares entitled to vote thereon which were present in person or by proxy at the Meeting.

What vote is required to approve the Redesignation Proposal?

Approval of Redesignation Proposal will require, by a special resolution, the affirmative vote of a majority of not less than two-thirds of the votes of the ordinary shares entitled to vote thereon which were present in person or by proxy at the Meeting.

What vote is required to approve the Consolidation of Shares Proposal?

Approval of the Consolidation of Shares Proposal will require the affirmative vote of a majority of the votes of the ordinary shares entitled to vote thereon which were present in person or by proxy at the Meeting.

What vote is required to approve the Charter Amendment Proposal?

Approval of the Charter Amendment Proposal will require, by a special resolution, the affirmative vote of a majority of not less than two-thirds of the votes of the ordinary shares entitled to vote thereon which were present in person or by proxy at the Meeting.

What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

The Company will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Meeting. For purposes of approval, an abstention on any Proposals will have the same effect as a vote “AGAINST” such Proposal.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764, +1 (303) 662-1112 and Proxy@Transhare.com, with any questions about how to execute your vote.

THE EXTRAORDINARY GENERAL MEETING

General

We are furnishing this proxy statement to you, as a shareholder of Intercont (Cayman) Limited, as part of the solicitation of proxies by our Board for use at the Meeting to be held on January 26, 2026 and any adjournment or postponement thereof. This proxy statement is first being furnished to Shareholders on or about December 29, 2025. This proxy statement provides you with information you need to know to be able to vote or instruct your proxy how to vote at the Meeting.

Date, Time and Place of the Meeting

The Meeting will be held at 9:00 a.m., on January 26, 2026, U.S. Eastern Time (10:00 p.m., January 26, 2026, Beijing Time) at 12th Floor, Building 1, 16 Bailongjiang East Street, Jianye District, Nanjing City, Jiangsu Province, China or such other date, time and place to which the Meeting may be adjourned or postponed.

Purpose of the Meeting

At the Meeting, the Company will ask Shareholders to consider and vote upon the following proposals:

1.     the Share Capital Increase Proposal or Proposal No.1;

2.     the New Class of Shares Proposal or Proposal No.2;

3.     the Redesignation Proposal or Proposal No.3;

4.     the Consolidation of Shares Proposal or Proposal No. 4; and

5.     the Charter Amendment Proposal or Proposal No. 5.

Record Date and Voting Power

Our Board fixed the close of business on December 24, 2025 (U.S. Eastern Time), as the record date for the determination of the outstanding shares of ordinary shares entitled to notice of, and to vote on, the matters presented at this Meeting. As of the Record Date, there were 30,484,301 ordinary shares outstanding. Each ordinary share entitles the holder thereof to one (1) vote. Accordingly, a total of 30,484,301 votes may be cast at this Meeting.

Quorum and Required Vote

A quorum of Shareholders is necessary to hold a valid meeting. A quorum will be present at the meeting if there are one or more persons present in person or by proxy holding at least one-third of all votes attached to all outstanding voting Shares in issue and entitled to attend and vote to be considered at the meeting.

Proposals No. 1, No.2 and No. 4 require the affirmative vote of a majority of the votes of the ordinary shares entitled to vote thereon which were present in person or by proxy at the Meeting.

Proposals No. 3, and No.5 require, by special resolutions, the affirmative vote of a majority of not less than two-thirds of the votes of the ordinary shares entitled to vote thereon which were present in person or by proxy at the Meeting.

Revocability of Proxies

Any proxy may be revoked by the shareholder of record giving it at any time before it is voted. A proxy may be revoked by (A) sending to our proxy solicitation agent, Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764, +1 (303) 662-1112 or Proxy@Transhare.com either (i) a written notice of revocation bearing a date later than the date of such proxy or (ii) a subsequent proxy relating to the same shares, (B) by resubmitting the vote by Internet with instruction set forth in the proxy card; or (C) by attending this Meeting and voting in person.

If the shares are held by the broker or bank as a nominee or agent, the beneficial owners should follow the instructions provided by their broker or bank.

Proxy Solicitation Costs

The cost of preparing, assembling, printing and mailing this proxy statement and the accompanying form of proxy, and the cost of soliciting proxies relating to this Meeting, will be borne by the Company. The solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers, directors and other employees of the Company, but no additional compensation will be paid to such individuals. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement and proxy card. Transhare Corporation, the Company’s transfer agent that the Company has used to assist it in soliciting proxies, will be paid its customary fee and out-of-pocket expenses to acting as a proxy solicitation agent.

No Right of Appraisal

None of Cayman Islands law or our Amended and Restated Memorandum and Articles of Association provides for appraisal or other similar rights for dissenting Shareholders in connection with any of the proposals to be voted upon at this Meeting. Accordingly, our shareholders will have no right to dissent and obtain payment for their shares.

Who Can Answer Your Questions about Voting Your Shares

You can contact Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764, +1 (303) 662-1112 and Proxy@Transhare.com, with any questions about how to execute your vote.

Principal Offices

The principal executive offices of our Company are located at Room 1102, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong, People’s Republic of China. The Company’s telephone number at such address is (852) - 37521802.

PROPOSAL NO. 1 — SHARE CAPITAL INCREASE PROPOSAL

Summary of the Share Capital Increase Proposal

Our Board has adopted and deemed advisable and is recommending that our shareholders approve and adopt proposed Share Capital Increase Proposal to increase the authorized share capital of the Company from US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each to US$100,000 divided into 1,000,000,000 Ordinary Shares of par value US$0.0001 each.

Reason for the Share Capital Increase Proposal

The Board deems that it is for the best interest of the Company and the shareholders to approve the Share Capital Increase Proposal to address the needs of the Company to have sufficient authorized share capital.

Future issuances of any Ordinary Shares, or securities convertible into any Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of Ordinary Shares. However, the availability of additional shares of Ordinary Shares for issuance could be used for various purposes including: (i) raising capital, if we have an appropriate opportunity, through offerings of Ordinary Shares or securities that are convertible into Ordinary Shares; (ii) expanding our business through potential mergers and acquisitions through issuance of Ordinary Shares or securities that are convertible into Ordinary Shares as consideration; and (iii) providing equity incentives to attract and retain key employees, officers or consultants of the Company.

At the Meeting, the following resolutions will be considered and voted upon by the holders of ordinary shares:

“RESOLVED, as an ordinary resolution, that the authorized share capital of the Company is increased from US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each to US$100,000 divided into 1,000,000,000 Ordinary Shares of par value US$0.0001 each.”

Vote Required.

Proposal No. 1 will be approved if will be approved if a majority of the votes of the ordinary shares entitled to vote thereon which are present in person or by proxy vote “FOR” the proposal.

Recommendation of the Board

The Board unanimously recommends that you vote all of your ordinary shares “FOR” approval and adoption of the Share Capital Increase as described in this Proposal No. 1.

PROPOSAL NO. 2 — New Class of Shares PROPOSAL

Summary of the New Class of Shares Proposal

Our Board has adopted and deemed advisable and is recommending that our shareholders approve and adopt proposed New Class of Shares Proposal to authorize, establish, and designate two new classes of ordinary shares of US$0.0001 par value each, being the Class A Ordinary Shares and the Class B Ordinary Shares, with each of the Class A Shares and Class B Shares having the rights and privileges set out in the Second Amended and Restated Memorandum and Articles of Association of the Company as defined below. Both the Class A Ordinary Shares and the Class B Ordinary Shares will have the same rights as the existing ordinary shares except that the Class B Ordinary Shares will have weighted voting rights. Each Class B Ordinary Share shall have thirty (30) votes at a meeting of the shareholders or on any resolution of shareholders whereas each Class A Ordinary Share shall only have one (1) vote. Each outstanding Class B Ordinary Share is convertible at any time at the option of the holder into one (1) Class A Ordinary Share. The Class A Shares will not be convertible into shares of any other class.

Reason for the Share Capital Increase Proposal

The Board deems that it is for the best interest of the Company and the shareholders to approve the New Class of Shares Proposal to address the needs of the Company. The proposed dual class share structure can provide our founders and management team with the ability to focus on long-term value creation, innovation, and supporting the Company’s mission. By adopting this structure, we aim to align decision-making with the Company’s long-term vision.

Potential Effects of the Proposal

The share capital of the Company will be changed from Ordinary Shares to Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Following effectiveness of the proposed re-classification and re-designation, each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to thirty (30) votes on all matters subject to vote at general meetings of the Company, and with such other rights, preferences, and privileges as set forth in the Second Amended and Restated Memorandum and Articles of Association. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Shares is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof.

At the Meeting, the following resolutions will be considered and voted upon by the holders of ordinary shares:

“RESOLVED, as an ordinary resolution, that the Company’s ordinary shares is reclassified into two new classes of ordinary shares of US$0.0001 par value each, being the Class A Ordinary Shares and the Class B Ordinary Shares, with each of the Class A Shares and Class B Shares having the rights and privileges set out in the Second Amended and Restated Memorandum and Articles of Association of the Company. Both the Class A Ordinary Shares and the Class B Ordinary Shares will have the same rights as the existing ordinary shares except that the Class B Ordinary Shares will have weighted voting rights. Each Class B Ordinary Share shall have thirty (30) votes at a meeting of the shareholders or on any resolution of shareholders whereas each Class A Ordinary Share shall only have one (1) vote. Each outstanding Class B Ordinary Share is convertible at any time at the option of the holder into one (1) Class A Ordinary Share. The Class A Shares will not be convertible into shares of any other class.”

Vote Required.

Proposal No. 2 will be approved if will be approved if a majority of the votes of the ordinary shares entitled to vote thereon which are present in person or by proxy vote “FOR” the proposal.

Recommendation of the Board

The Board unanimously recommends that you vote all of your ordinary shares “FOR” approval and adoption of the New Class of Shares as described in this Proposal No. 2.

PROPOSAL NO. 3 — Redesignation Proposal

Summary of the Redesignation Proposal

Our Board has adopted and deemed advisable and is recommending that our shareholders, by a special resolution, approve and adopt proposed Redesignation Proposal to redesignate:

•        an aggregate 5,164,951 authorized and issued Ordinary Shares, including 908,708 authorized and issued Ordinary Shares held by EASCOR HOLDING LIMITED and 4,256,243 authorised and issued Ordinary Shares held by BEVERLY HOLDING LIMITED, as Class B Shares;

•        the remaining 25,319,350 of the authorized and issued Ordinary Shares, as Class A Shares; and

•        969,515,699 of the authorized but unissued Ordinary Shares as Class A Shares.

Reason for the Redesignation Proposal

Both Eascor Holding Limited and Beverly Holding Limited are 100% owned by Ms. Muchun Zhu, the Chief Executive Officer and Chairman of the Board of the Company. The Board deems that it is for the best interest of the Company and the shareholders to approve the Redesignation Proposal to address the needs of the Company. In particular the proposed dual class share structure and the proposed mechanism for the redesignation and reclassification of the Ordinary Shares into Class A Ordinary Shares and the Class B Ordinary shares are to provide our founders and management team with the ability to focus on long-term value creation, innovation, and supporting the Company’s mission. By adopting this structure, we aim to align decision-making with the Company’s long-term vision.

Potential Effects of the Proposal

Other than the fact that the share capital of the Company will be changed from Ordinary Shares to Class A Ordinary Shares and Class B Ordinary Shares, the proposed re-designation will not affect in any way the validity or transferability of share certificates in respect of the Ordinary Shares issued and outstanding or the trading of the Company’s shares on the Nasdaq Capital Market.

Holders of Class A Ordinary shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Following effectiveness of the proposed re-classification and re-designation, each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to thirty (30) votes on all matters subject to vote at general meetings of the Company, and with such other rights, preferences, and privileges as set forth in the Second Amended and Restated Memorandum and Articles of Association. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Shares is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof.

If Proposal No. 2 and Proposal No. 3 is approved at the Meeting, Muchun Zhu, our Chief Executive Officer, Director and the Chairman of the Board, will have more than 50% voting power of the Company and the voting power of all other existing shareholders, including you, will be diluted.

Security Ownership and Voting Power of Certain Beneficial Owners and Management Immediately Prior to and after Proposals are Approved (Assuming Such Approval is Obtained at the Meeting)

For the information regarding the beneficial ownership of the Company’s shares and the related voting power immediately prior to the approval of Proposals.

	Ordinary Shares Beneficially Owned Prior to the Reclassification and Redesignation
	Number of shares	Percentage of shares(1)
Directors and Executive Officers:
Muchun Zhu(2)(3)	5,164,951	16.94%
Qingyuan Wang(4)	—	—
Michael Schumann(5)	—	—
Dahong Li(6)	—	—
Yuanmei Ma(7)	—	—
5% or Greater Shareholders:
Brilliant Cheer Limited(8)(9)	8,938,110	29.32%
Three Star Shipping Cooperation(9)(10)	1,330,076	4.36%
Eagle Dragon Limited(11)	4,469,055	14.66%
Golden Maple Holdings Limited(12)	2,553,746	8.38%
Beverly Holding Limited(3)(13)	4,256,243	13.96%
Eascor Holding Limited(3)(14)	908,708	2.98%
Streeterville Capital, LLC(15)	2,928,615	9.61%
All directors and executive officers as a group (five individuals)	5,164,951	16.94%

____________

—     Less than 1%

(1)    Percentage is calculated based on 30,484,301 ordinary shares issued and outstanding as of December 16, 2025.

(2)    The address of Muchun Zhu is No. 18-1, Tonghuai Street, Moling Street, Jiangning District, Nanjing City, Jiangsu Province, China.

(3)    Includes 4,256,243 shares owned by Beverly Holding Limited, and 908,708 shares owned by Eascor Holding Limited, each an entity 100% owned by Muchun Zhu.

(4)    The address of Qingyuan Wang is No. 18 Yingchun Yuan, Qinhuai District, Nanjing, Jiangsu Province, China.

(5)    The address of Michael Schumann is Kranzler Eck Berlin Kurfürstendamm 22, 10719 Berlin, Germany.

(6)    The address of Dahong Li is No.93 Wuyuan Road, Xuhui District, Shanghai, China.

(7)    The address of Yuanmei Ma is 727 Cypress Hills Drive, Encinitas, California, U.S.A. 92024.

(8)    The registered address of Brilliant Cheer Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(9)    Each of Brilliant Cheer Limited and Three Star Shipping Cooperation is 100% owned by Jun Li, whose address is 7 Bishan Street, 15 #17-08 Sky Habitat, Singapore 573908.

(10)  The registered address of Three Star Shipping Cooperation is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(11)  The registered address of Eagle Dragon Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Eagle Dragon Limited is 100% owned by Shoucheng Lei, whose address is Room 1702-1703, Tower A, Xiaoyun Centre, No. 15 Xiaguangli Chaoyang District, Beijing 100016, China.

(12)  The registered address of Golden Maple Holdings is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Golden Maple Holdings is 100% owned by Luan Chen, whose address is Golden Maple Holdings is House 38, Kovan Rise, #12-19, Singapore 544727.

(13)  The registered address of Beverly Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(14)  The registered address of Eascor Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(15)  The address for Streeterville Capital, LLC is 297 Auto Mall Drive #4, St. George, Utah 84770. The number of shares is based on the Schedule 13G filed by Streeterville Capital, LLC on December 15, 2025.

The following tables sets forth information regarding the beneficial ownership of the Company’s shares and the related voting power immediately after Proposals are approved (assuming such approval is obtained at the Meeting).

•        each person known to the Company who is a beneficial owner of more than 5% of any class of its shares;

•        each of its officers and directors; and

•        all of its officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, we believe, based on the information furnished to it, that the persons and entities named in the table below have, immediately after the Proposals are approved, sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws. All Company shares subject to options or warrants exercisable within 60 days of the approval of the Proposals deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

The percentages in the table are based on 30,484,301 issued and outstanding ordinary shares as of December 16, 2025.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As-converted Basis	% of Beneficial Ownership(1)	% of Aggregate Voting Power(1)
	Number	Number	Number	%	%
Director and Executive Officers:
Muchun Zhu(2)(3)	—	5,164,951	5,164,951	16.94%	85.95%
Qingyuan Wang(4)	—	—	—	—	—
Michael Schumann(5)	—	—	—	—	—
Dahong Li(6)	—	—	—	—	—
Yuanmei Ma(7)	—	—	—	—	—
Principal Shareholders:
Brilliant Cheer Limited(8)(9)	8,938,110	—	8,938,110	29.32%	4.96%
Three Star Shipping Cooperation(9)(10)	1,330,076	—	1,330,076	4.36%	0.74%
Eagle Dragon Limited(11)	4,469,055	—	4,469,055	14.66%	2.48%
Golden Maple Holdings Limited(12)	2,553,746	—	2,553,746	8.38%	1.42%
Beverly Holding Limited(3)(13)	—	4,256,243	4,256,243	13.96%	70.83%
Eascor Holding Limited(3)(14)	—	908,708	908,708	2.98%	15.12%
Streeterville Capital, LLC(15)	2,928,615	—	2,928,615	9.61%	1.63%
All directors and executive officers as a group (five individuals)	—	5,164,951	5,164,951	16.94%	85.95%

____________

—     Less than 1%

(1)    Percentage is calculated based on 30,484,301 ordinary shares issued and outstanding as of December 16, 2025.

(2)    The address of Muchun Zhu is No. 18-1, Tonghuai Street, Moling Street, Jiangning District, Nanjing City, Jiangsu Province, China.

(3)    Includes 4,256,243 shares owned by Beverly Holding Limited, and 908,708 shares owned by Eascor Holding Limited, each an entity 100% owned by Muchun Zhu.

(4)    The address of Qingyuan Wang is No. 18 Yingchun Yuan, Qinhuai District, Nanjing, Jiangsu Province, China.

(5)    The address of Michael Schumann is Kranzler Eck Berlin Kurfürstendamm 22, 10719 Berlin, Germany.

(6)    The address of Dahong Li is No.93 Wuyuan Road, Xuhui District, Shanghai, China.

(7)    The address of Yuanmei Ma is 727 Cypress Hills Drive, Encinitas, California, U.S.A. 92024.

(8)    The registered address of Brilliant Cheer Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(9)    Each of Brilliant Cheer Limited and Three Star Shipping Cooperation is 100% owned by Jun Li, whose address is 7 Bishan Street, 15 #17-08 Sky Habitat, Singapore 573908.

(10)  The registered address of Three Star Shipping Cooperation is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(11)  The registered address of Eagle Dragon Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Eagle Dragon Limited is 100% owned by Shoucheng Lei, whose address is Room 1702-1703, Tower A, Xiaoyun Centre, No. 15 Xiaguangli Chaoyang District, Beijing 100016, China.

(12)  The registered address of Golden Maple Holdings is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Golden Maple Holdings is 100% owned by Luan Chen, whose address is Golden Maple Holdings is House 38, Kovan Rise, #12-19, Singapore 544727.

(13)  The registered address of Beverly Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(14)  The registered address of Eascor Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(15)  The address for Streeterville Capital, LLC is 297 Auto Mall Drive #4, St. George, Utah 84770. The number of shares is based on the Schedule 13G filed by Streeterville Capital, LLC on December 15, 2025.

At the Meeting, the following resolutions will be considered and voted upon by the holders of ordinary shares:

“RESOLVED, as a special resolution, that an aggregate 5,164,951 authorized and issued Ordinary Shares, including 908,708 authorized and issued Ordinary Shares held by EASCOR HOLDING LIMITED and 4,256,243 authorized and issued Ordinary Shares held by BEVERLY HOLDING LIMITED, are redesignated as Class B Shares;

RESOLVED, as a special resolution, that the remaining 25,319,350 of the authorized and issued Ordinary Shares, as Class A Shares; and

RESOLVED, as a special resolution, that 969,515,699 of the authorized but unissued Ordinary Shares as Class A Shares.”

Vote Required.

Proposal No. 3 will be approved if will be approved if a majority of not less than two-thirds of the votes of the ordinary shares entitled to vote thereon which are present in person or by proxy vote “FOR” the proposal.

Recommendation of the Board

The Board unanimously recommends that you vote all of your ordinary shares “FOR” approval and adoption of the Redesignation as described in this Proposal No. 3.

PROPOSAL NO. 4 — THE CONSOLIDATION OF SHARES PROPOSAL

Summary of the Consolidation of Shares Proposal

Our Board has adopted and deemed advisable and is recommending that our shareholders adopt the Consolidation of Shares Proposal to approve that, in the event that the closing bid price per listed share of the Company (ticker symbol: NCT) on the NASDAQ Capital Market in the United States of America falls below US$1.00, each of the 1,000,000,000 authorized Ordinary Shares of the Company of par value of US$0.0001 each (including all issued Class A and Class B Shares and any unissued Class A and Class B Shares) be consolidated at such consolidation ratio and such effective time as the board of Director may determine at their sole discretion within 180 days of obtaining the requisite shareholder approval for the Consolidation of Shares Proposal, provided that the aforesaid consolidation ratio shall be no more than 100:1, with such consolidated shares each having the same rights and being subject to the same restrictions as set out in the Articles.

Reason for the Consolidation of Shares Proposal

On December 15, 2025, the Company received a written notification from the NASDAQ Stock Market LLC notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until June 15, 2026, to regain compliance. To regain compliance, the closing bid price of the Company’s Ordinary Shares must be at least $1.00 per share for a minimum of ten consecutive business days during the stated 180-day period. Our Board believes that effecting a consolidation of shares may be an effective means of maintaining compliance with the minimum bid price requirement and reduce the risk of delisting from NASDAQ as a result of noncompliance with NASDAQ Listing Rule 5550(a)(2). If a delisting from the NASDAQ Capital Market were to occur, the Ordinary Shares would then likely trade on alternative markets, such as the OTC Bulletin Board or in the “pink sheets”, which are generally considered to be less efficient than, and not as widely followed as, the NASDAQ Capita Market.

Potential Effects of the Proposal

While no assurances can be given, our Board believes that the proposed consolidation of shares would result in an increase in the Company’s price per share, and thereby help the Company meet the $1.00 per share minimum bid price requirement. While the Company’s share price could trade above $1.00 on its own accord until June 15, 2026, our Board believes that it is in the Company’s best interests and in the interests of our shareholders to seek approval of the Consolidation of Shares Proposal, so that we can maintain compliance even if the Company’s share trading price does not consistently remain above $1.00 per share.

At the Meeting, the following resolutions will be considered and voted upon by the holders of ordinary shares:

“RESOLVED, as an ordinary resolution, that in the event that the closing bid price per listed share of the Company (ticker symbol: NCT) on the NASDAQ Capital Market in the United States of America falls below US$1.00, each of the 1,000,000,000 authorized Ordinary Shares of the Company of par value of US$0.0001 each (including all issued Class A and Class B Shares and any unissued Class A and Class B Shares) be consolidated at such consolidation ratio and such effective time as the board of Director may determine at their sole discretion within 180 days of the adoption of this resolution, provided that the aforesaid consolidation ratio shall be no more than 100:1, with such consolidated shares each having the same rights and being subject to the same restrictions as set out in the Articles.”

Vote Required.

Proposal No. 4 will be approved if a majority of the votes of the ordinary shares entitled to vote thereon which are present in person or by proxy vote “FOR” the proposal.

Recommendation of the Board

The Board unanimously recommends that you vote all of your ordinary shares “FOR” approval and adoption of consolidation of shares as described in this Proposal No. 4.

PROPOSAL NO. 5 — CHARTER AMENDMENT PROPOSAL

Summary of the Charter Amendment

Our Board has adopted and deemed advisable and is recommending that our shareholders approve and adopt proposed Charter Amendment to approve and adopt amendments to the Company’s Amended Memorandum and Articles of Associations (the “Charter Amendment”) to generally update the Amended and Restated Memorandum and Articles of Association (the “Existing Articles”) by amending and restating its Memorandum and Articles in the form attached hereto as Annex A (the “Second Amended and Restated Memorandum and Articles of Association”).

The foregoing summary of the Charter Amendment does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of Annex A.

Procedure for Implementing the Charter Amendment

The Second Amended and Restated Memorandum and Articles of Association, if approved by our shareholders, would become effective upon passing of the special resolution.

Reason for the Charter Amendment

The Board deems that it is for the best interest of the Company and the shareholders to approve the Charter Amendments to address the needs of the Company. In particular:

•        the proposed dual class share structure and the proposed mechanism for the redesignation and reclassification of the Ordinary Shares into Class A Ordinary Shares and the Class B Ordinary shares are to reflect the Change of Share Capital, to specify the rights, obligation and privileges of Class A and Class B Shares and other clarification changes in respect of the convention of meetings of the Company with electronic communications, to provide our founders and management team with the ability to focus on long-term value creation, innovation, and supporting the Company’s mission. By adopting this structure, we aim to align decision-making with the Company’s long-term vision.

Potential Effects of the Proposal

At the Meeting, the following resolutions will be considered and voted upon by the holders of ordinary shares:

“RESOLVED, as a special resolution, that the Second Amended and Restated Memorandum and Articles of Association are approved and adopted in all respects in place of the current Amended and Restated Memorandum and Articles of Association.”

Vote Required.

Proposal No. 5 will be approved if will be approved if a majority of not less than two-thirds of the votes of the ordinary shares entitled to vote thereon which are present in person or by proxy vote “FOR” the proposal.

Recommendation of the Board

The Board unanimously recommends that you vote all of your ordinary shares “FOR” approval and adoption of the Charter Amendment as described in this Proposal No. 5.

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary General Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

DELIVERY OF DOCUMENTS TO HOUSEHOLDS

Pursuant to the rules of the SEC, NCT and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy statement, unless NCT has received contrary instructions from one or more of such shareholders. Upon written or oral request, NCT will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of the proxy statement was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement may likewise request that NCT deliver single copies of the proxy statement in the future. Shareholders may notify NCT of their requests by contacting NCT as follows:

INTERCONT (CAYMAN) LIMITED

ROOM 1102, LEE GARDEN ONE,

33 HYSAN AVENUE,

CAUSEWAY BAY, HONG KONG
PEOPLE’S REPUBLIC OF CHINA

TEL: + +(852) -37521802

WHERE YOU CAN FIND ADDITIONAL INFORMATION

NCT is subject to the informational requirements of the Securities Exchange Act, and is required to file reports, any proxy statements and other information with the Securities and Exchange Commission. Any reports, statements or other information that the Company files with the Securities and Exchange Commission, including this proxy statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. 20549, at prescribed rates or from its website on the Internet at www.sec.gov, free of charge. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on public reference rooms.

NCT has not authorized anyone to provide you with information that differs from that contained in this proxy statement. You should not assume that the information contained in this proxy statement is accurate as on any date other than the date of this proxy statement. This proxy statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

BY ORDER OF THE BOARD OF DIRECTORS
Date: December 23, 2025	By:	/s/ Muchun Zhu
	Name:	Muchun Zhu
	Title:	Chief Executive Officer

Annex A

THE COMPANIES ACT (AS AMENDED)

OF THE CAYMAN ISLANDS

Second Amended and Restated

Memorandum and Articles of Association

of

Intercont (Cayman) Limited

(adopted by a Special Resolution passed on __________)

THE COMPANIES ACT (AS AMENDED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Intercont (Cayman) Limited

(adopted by a Special Resolution passed on _________)

1.           The name of the Company is Intercont (Cayman) Limited.

2.           The registered office will be situated at the offices of ICS Corporate Services (Cayman) Limited, 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.           The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (as amended) or any other laws of the Cayman Islands and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in any part of the world whether as principal, agent, contractor or otherwise.

4.           The Company shall not be permitted to carry on any business where a licence is required under the laws of the Cayman Islands to carry on such a business until such time as the relevant licence has been obtained.

5.           As an exempted company, the Company’s operations will be carried on subject to the provisions of Section 174 of the Companies Act (as amended).

6.           The liability of each Shareholder is limited to the amount from time to time unpaid on such Shareholder’s share.

7.           The authorised share capital of the Company is US$100,000.00 divided into 1,000,000,000.00 Ordinary Shares Comprising of (i) 994,835,049 Class A Ordinary Shares of a par value of US$0.0001 each and (ii) 5,164,951 Class B Ordinary Shares of a par value of US$0.0001 each. Subject to the Companies Act and the Articles, the Company shall have power to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

8.           The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

9.           Unless the Directors otherwise prescribe, the financial year of the Company shall end on 30 June in each year.

10.         Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

Annex A-1

THE COMPANIES ACT (AS AMENDED)

OF THE CAYMAN ISLANDS

Company Limited by Shares

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Intercont (Cayman) Limited

(adopted by a Special Resolution passed on ________)

TABLE A

The Regulations contained or incorporated in Table A in the First Schedule to the Companies Act shall not apply to the Company and the following Regulations shall comprise the Articles of Association of the Company:

INTERPRETATION

1.           In these Articles of Association the following terms shall have the meanings set opposite unless the context otherwise requires:

“Affiliate”

means in respect of a person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Articles”	means these articles of association of the Company, as amended from time to time.
“Auditors”	means the auditors of the Company for the time being, if appointed.
“Board of Directors” and “Board” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.
“Class A Ordinary Share”

means an ordinary share of a par value of US$0.0001 in the capital of the Company, designated as a Class A Ordinary Shares and having such rights and privileges and subject to such restrictions as set out in these Articles.

“Class B Ordinary Share”

means an ordinary share of a par value of US$0.0001 in the capital of the Company, designated as a Class B Ordinary Shares and having such rights and privileges and subject to such restrictions as set out in these Articles.

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act and the Exchange Act.

Annex A-2

“Communications Facilities”

means technology (including video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities) by means of which all persons participating in a meeting are capable of hearing and being heard by each other.

“Company”	means Intercont (Cayman) Limited, a Cayman Islands exempted company.
“Companies Act”	means the Companies Act (as amended) of Cayman Islands.
“Company’s Website”	means the website of the Company, the address or domain name of which has been notified to the Shareholders.
“control”

means the ownership, directly or indirectly, of shares possessing more than 50% of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity.

“Designated Stock Exchange”	means the Nasdaq Capital Market and/or any other stock exchange or interdealer quotation system in the United States on which any Shares are listed for trading.
“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange.
“electronic”	has the meaning given to it in the Electronic Transactions Act.
“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods approved by the Directors.
“Electronic Record”	has the meaning given to that expression in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (as amended) of the Cayman Islands.
“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended from time to time.
“in writing”	means written, printed, lithographed, Electronic Record, photographed or telexed or represented by any other substitute for writing or partly one and partly another.
“Memorandum” or “Memorandum of Association”	means the Memorandum of Association of the Company, as amended from time to time.
“Ordinary Resolution”	means a resolution:

a.      passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

Annex A-3

b.      approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments signed in the aggregate by all of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments if more than one, is signed.

“Ordinary Share”	means an ordinary share in the capital of the Company.
“paid up”	includes credited as paid up.
“person”

means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires.

“Registered Office”	means the registered office of the Company as provided in Section 50 of the Companies Act.
“Register of Members”	means the register to be kept by the Company in accordance with Section 40 of the Companies Act.
“Seal”	means the common seal (if any) of the Company including any facsimile thereof for use outside of the Cayman Islands.
“Secretary”	means any person appointed by the Directors to perform any of the duties of the secretary of the Company including any assistant secretary.
“Securities Act”	means the United States Securities Act of 1933, as amended from time to time.
“Share”	means a share of any class in the capital of the Company.
“Shareholder” and “Member”	means a person whose name is entered in the Register of Members.
“signed”

means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication.

“Special Resolution”

means a resolution passed in accordance with Section 60 of the Companies Act, being a resolution:

a       passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given and where a poll is taken regard shall be had in computing such a majority to the number of votes to which each Shareholder is entitled; or

b.      approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments signed in the aggregate by all of the Shareholders and the effective date of the Special Resolution so adopted shall be the date on which the instrument or the last of such instruments if more than one, is executed.

Annex A-4

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act.
“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.
“Virtual Meeting”

means any general meeting of the Shareholders (or any meeting of the holders of any class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to be present solely by means of Communications Facilities.

2.           In these Articles, save where the context requires otherwise:

2.1.        words importing the singular number shall include the plural number and vice versa;

2.2.        words importing the masculine gender only shall include the feminine gender;

2.3.        words importing persons only shall include companies or associations or bodies of persons, whether corporate or not;

2.4.        the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

2.5.        reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

2.6.        the word “written” and “in writing” include all modes of representing or reproducing words in a visible from, including in the form of an Electronic Record;

2.7.        any requirement as to the delivery under the Articles include delivery in the form of an Electronic Record or an electronic communication;

2.8.        any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

2.9.        Section 8 and 19(3) of the Electronic Transactions Act shall not apply;

2.10.      a reference to an Article shall be to an Article of these Articles;

2.11.      a reference to a dollar or dollars or US$ is a reference to United States dollars, the lawful currency of the United States of America; and

2.12.      a reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force.

3.           Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.           The business of the Company may be commenced as soon after incorporation as the Directors see fit.

5.           The registered office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

Annex A-5

SHARE CAPITAL

6.           Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

6.1.        issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

6.2.        grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

6.3.        grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

7.           The Directors may authorise the division of Shares into any number of classes and the different classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different classes (if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of issued and outstanding Shares, at such time and on such terms as they may think appropriate. The Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

8.           The Company shall not issue shares to bearer.

9.           The Company may, in so far as may be permitted by law, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

10.         The Directors shall keep or cause to be kept a Register of Members as required by Section 40 of the Companies Act at such place or places as the Directors may from time to time determine, and in the absence of any such determination, the Register of Members shall be kept at the Registered Office. The Company shall not be bound to register more than four persons as the joint holders of any share or shares.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

11.         Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company and each Class B Ordinary Share shall entitle the holder thereof to thirty votes on all matters subject to vote at general meetings of the Company.

12.         Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

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13.         Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

14.         Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a Shareholder to any person or entity which is not an Affiliate of such holder, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person or entity which is not an Affiliate of such holder, such Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register of Members; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares. For purpose of this Article, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

15.         Save and except for voting rights and conversion rights as set out in Articles 11 to 14 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

FRACTIONAL SHARES

16.         The Directors may issue fractions of a share up to such number of decimal places as they shall determine of any class or series of shares, and, if so issued, a fraction of a share (calculated to three decimal points) shall be subject to and carry the corresponding fraction of liabilities (whether with respect to any unpaid amount thereon, contribution, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without limitation, voting and participation rights) and other attributes of a whole share of the same class or series of shares.

PURCHASE, REDEMPTION AND SURRENDER OF SHARES OF SHARES

17.         Subject to the provisions of the Companies Act and without prejudice to these Memorandum and Articles, the Company may:

17.1.      issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

17.2.      purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by Ordinary Resolution, or are otherwise authorised by these Articles; and

17.3.      make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

18.         The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

19.         The Board may accept the surrender for no consideration of any fully paid share.

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TREASURY SHARES

20.         The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

21.         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

VARIATION OF RIGHTS ATTACHING TO SHARES

22.         The rights attaching to any class or series of share (unless otherwise provided by these Articles or the terms of issue of the shares of that class or series) may be materially adversely varied or abrogated with the consent in writing of the holders of two-thirds of the issued shares of that class or series, or with the sanction of a resolution passed by at least a two-thirds majority of the holders of shares of the class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the shares of the class or series. To every such separate general meeting the provisions of these Articles relating to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall, unless otherwise provided by these Articles, be one or more persons holding or representing by proxy at least one-third of the issued and outstanding voting shares of the class or series and that any holder of shares of the class or series present in person or by proxy may demand a poll.

23.         The special rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu therewith or subsequent to them or the redemption or purchase of any share of any class by the Company. The rights attached to or otherwise conferred upon the holders of the Shares of any class shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights in accordance with Article 7.

CERTIFICATES FOR SHARES

24.         A Shareholder shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued and the Shareholder requests a share certificate in writing from the Company. Share certificates representing shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or another person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for shares shall be consecutively numbered or otherwise identified and shall specify the shares to which they relate.

25.         Every share certificate of the Company shall bear legends required by the applicable laws, including the Securities Act and the Exchange Act.

26.         The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

27.         If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

28.         The Company shall have a first priority lien and charge on every partly paid share for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first priority lien and charge on all partly paid shares standing registered in the name of a Shareholder (whether held solely or jointly with another person) for all moneys presently payable by him or his estate to the Company, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien, if any, on a share shall extend to all distributions payable thereon.

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29.         The Company may sell, in such manner as the Directors in their sole and absolute discretion think fit, any shares on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death or bankruptcy.

30.         For giving effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

31.         The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

32.         The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their partly paid shares, and each Shareholder shall (subject to receiving at least 14 days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such shares.

33.         The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

34.         If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at such rate per annum as the Directors shall determine from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

35.         The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

36.         The Directors may make arrangements on the issue of partly paid shares for a difference between the Shareholders, or the particular shares, in the amount of calls to be paid and in the times of payment.

37.         The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

38.         If a Shareholder fails to pay any call or instalment of a call in respect of partly paid shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

39.         The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

40.         If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may, at any time thereafter before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

Annex A-9

41.         A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

42.         A person whose shares have been forfeited shall cease to be a Shareholder in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares forfeited, but his liability shall cease if and when the Company receives payment in full the amount unpaid on the shares forfeited.

43.         A statutory declaration in writing that the declarant is a Director, and that a share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the notice as against all persons claiming to be entitled to the share.

44.         The Company may receive the consideration, if any, given for a share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and that person shall be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

45.         The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

46.         The instrument of transfer of any share shall be in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up share, if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by such evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

47.         The Directors may, in their absolute discretion, decline to register any transfer of share that is not fully paid up or on which the Company has a lien. The Directors may also decline to register any Share unless:

47.1.      the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

47.2.      the instrument of transfer is in respect of only one Class of Shares;

47.3.      the instrument of transfer is properly stamped, if required;

47.4.      in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

47.5.      a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

48.         If the Directors refuse to register a transfer of any shares, they shall, within six weeks after the date on which the transfer was lodged with the Company, send to notice of the refusal to each of the transferor and the transferee.

49.         The registration of transfers may, on ten days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than 30 days in any calendar year.

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50.         All instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the Directors decline to register shall (except in any case of fraud) be returned to the person depositing the same.

TRANSMISSION OF SHARES

51.         The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivor or survivors of the deceased, or the legal personal representatives of the deceased, shall be the only person or persons recognised by the Company as having any title to the share.

52.         Any person becoming entitled to a share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the share or, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or bankrupt person before the death or bankruptcy.

53.         A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Shareholder in respect of the share, be entitled, in respect of it, to exercise any right conferred by membership in relation to meetings of the Company.

REGISTRATION OF EMPOWERING INSTRUMENTS

54.         The Company shall be entitled to charge a fee not exceeding one US$1.00 on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

55.         The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such classes or series and amount, as the resolution shall prescribe.

56.         The Company may by Ordinary Resolution:

56.1.      consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

56.2.      convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;

56.3.      subdivide its existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

56.4.      cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

57.         The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

58.         For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholders for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not exceed in any case 45 days. If the Register of Members shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting

Annex A-11

of Shareholders the Register of Members shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

59.         In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend fix a subsequent date as the record date for such determination.

60.         If the Register of Members is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS

61.         The Directors may, whenever they think fit, convene a general meeting of the Company. The Company may (but shall not be obliged to, unless required by the Companies Act or by Designated Stock Exchange Rules that the Company chooses to follow in lieu of home country practices) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. All general meetings other than annual general meetings shall be called extraordinary general meetings.

62.         General meetings shall also be convened on the written requisition of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company who hold not less than 10% of the paid up voting share capital of the Company deposited at the Registered Office specifying the objects of the meeting for a date no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

NOTICE OF GENERAL MEETINGS

63.         At least ten days’ notice of a general meeting excluding the day service is deemed to take place as provided in these Articles but including the day of the meeting specifying the place (except in the case of a Virtual Meeting), the day and the hour of the meeting and, in case of special business, the general nature of that business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such persons as are, under these Articles, entitled to receive such notices from the Company. The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting. Notwithstanding that a meeting of the Company is called by shorter notice, it shall be deemed to have been duly called if it is so agreed:

63.1.      in the case of a meeting called as an annual general meeting, by all the members entitled to attend and vote thereat or their proxies; and

63.2.      in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the Shares giving that right.

64.         Any Shareholder present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

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PROCEEDINGS AT GENERAL MEETINGS

65.         All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, and any report of the Directors or of the Auditors and the fixing of the remuneration of the Auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

66.         No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. One or more Shareholders holding at least one-third of all votes attached to all outstanding voting Shares in issue and entitled to attend and vote at such general meeting present in person or by proxy shall be a quorum.

67.         If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall be a quorum.

68.         If the Directors wish to make this facility available to Shareholders for a specific or all general meetings of the Company, a Shareholder who is entitled to participate in any specific or general meeting of the Company, may participate by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communications Facilities may be utilized (including any Virtual Meeting) must disclose the Communications Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilize such Communications Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

69.         The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

70.         The chairman of any general meeting shall be entitled to attend and participate at any such general meeting by means of Communications Facilities, and to act as the chairman of such general meeting, in which if the Communications Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other persons participating in the meeting, then the other Directors present at the meeting shall choose another Director present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is present at the meeting, or if all the Directors present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board.

71.         If there is no such chairman, or if at any general meeting he is not present within 15 minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Shareholders present shall choose one of their number to be chairman of that meeting.

72.         The chairman may, with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting), adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 14 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

73.         At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried

Annex A-13

unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

74.         If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

75.         In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall have a second or casting vote.

76.         A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

77.         Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall have one vote for each Class A Ordinary Share and thirty votes for each Class B Ordinary Share of which he is the holder.

78.         In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

79.         A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person, may vote by proxy.

80.         Shareholders who are entitled to vote at a general meeting shall not be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares carrying the right to vote held by him have been paid.

81.         On a poll, votes may be given either personally or by proxy. Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand. Every Shareholder who is entitled to vote at a general meeting and every person representing such a Shareholder as proxy shall have one vote for each share of which such Shareholder or the Shareholder represented by the proxy is the holder. On a poll, a shareholder or proxy appointed by the shareholder entitled to more than one vote is under no obligation to cast all his votes in the same way.

82.         The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

83.         An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

84.         The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

84.1.      not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote;

84.2.      in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

Annex A-14

84.3.      where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director, provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

85.         The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

86.         A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. Any such resolution may consist of several documents in the like form signed by one or more of the Shareholders.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

87.         Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Shareholders or of the Board of Directors or of a committee of Directors, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholders or Director.

DEPOSITARY AND CLEARING HOUSES

88.         If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any class of Shareholders provided that, if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such Person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and class of Shares specified in such authorisation, including the right to vote individually on a show of hands.

DIRECTORS

89.         The Directors shall have the power at any time, and from time to time, to appoint a person as an additional Director or persons as additional Directors.

90.         Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (or such minimum number as may be required from time to time by any Designated Stock Exchange Rules). The Company may by Ordinary Resolution remove a Director at any time and may by Ordinary Resolution appoint another person in his stead. A vacancy on the Board created by the removal of a Director may be filled by Ordinary Resolution or the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

91.         The remuneration of the Directors and any officers of the Company shall from time to time be determined by the Directors or by Ordinary Resolution.

Annex A-15

92.         There shall be no shareholding qualification for Directors unless determined otherwise by the Company by Ordinary Resolution.

93.         Any casual vacancy occurring in the Board of Directors may be filled by the Directors.

94.         The Directors shall not be required to retire by rotation.

ALTERNATE DIRECTOR

95.         Any Director may in writing appoint another person to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing, in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an officer of the Company and shall be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

POWERS AND DUTIES OF DIRECTORS

96.         Subject to the provisions of the Companies Act, these Articles, and to any resolutions made in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that resolution had not been made.

97.         The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

98.         The Directors may from time to time appoint any person, whether or not a Director, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of President, one or more Vice-Presidents, Treasurer, Assistant Treasurer, Manager or Controller, and for such term, and with such powers and duties as the Directors may think fit. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto determine if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

99.         The Directors may appoint a Secretary (and if need be, an assistant secretary or Assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or Assistant Secretary so appointed by the Directors may be removed by the Directors.

100.       The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

101.       The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

102.       The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

Annex A-16

103.       The Directors from time to time and at any time may establish any committees or local boards for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such persons.

104.       The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such committee or local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

105.       Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

DISQUALIFICATION OF DIRECTORS

106.       The office of Director shall be vacated, if the Director:

106.1.    becomes prohibited by law from being a Director;

106.2.    becomes bankrupt or makes any arrangement or composition with his creditors;

106.3.    dies or is found to be or becomes of unsound mind;

106.4.    resigns his office by notice in writing to the Company;

106.5.    without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

106.6.    is removed from office by Ordinary Resolution.

PROCEEDINGS OF DIRECTORS

107.       The Directors may meet together (either within or without the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote. A Director may, and the Secretary or Assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

108.       A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting. Every Director may be reimbursed for travel, hotel and other expenses incurred by him in attending meetings of the Directors, any committee of the Directors or general meetings of the Company or in connection with the business of the Company.

109.       The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two or more Directors, the quorum shall be two, and if there be one Director the quorum shall be one. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

110.       A Director who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

Annex A-17

111.       A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Board of Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. Subject to the Designated Stock Exchange Rules, a Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

112.       A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

113.       Any Director may act by himself or his firm in a professional capacity for the Company, but he or his firm shall not be entitled to any remuneration for such professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditors to the Company.

114.       The Directors shall cause minutes to be made in books provided for the purpose of recording:

114.1.    all appointments of officers made by the Directors;

114.2.    the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

114.3.    all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

115.       When the chairman of a meeting of the Directors signs the minutes of such meeting those minutes shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

116.       A resolution signed by all the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. Any such resolution may consist of several documents in the like form signed by one or more of the Directors.

117.       The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

118.       The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

119.       A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the meeting, the members present may choose one of their number to be chairman of the meeting.

Annex A-18

120.       A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

121.       All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

THE SEAL AND DEEDS

122.       The Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or the Secretary (or an Assistant Secretary) or in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

123.       The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or the Secretary (or an Assistant Secretary) or in the presence of any one or more persons as the Directors may appoint for the purpose.

124.       Notwithstanding the foregoing, the Secretary or any Assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

125.       The Company may execute any deed or other instrument which would otherwise be required to be executed under Seal by the signature of such deed or instrument as a deed by a Director, the Secretary (or an Assistant Secretary) or any one or more persons as the Directors may appoint for the purpose.

DIVIDENDS

126.       Subject to any rights and restrictions for the time being attached to any class or series of shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

127.       Subject to any rights and restrictions for the time being attached to any class or series of shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

128.       The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than shares) as the Directors may from time to time think fit.

129.       Any dividend may be paid by cheque sent through the post to the registered address of the Shareholder or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Shareholder or person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Shareholder or person entitled, or such joint holders as the case may be, may direct.

Annex A-19

130.       The Directors when paying dividends to the Shareholders in accordance with the provisions of these Articles may make such payment either in cash or in specie.

131.       Subject to any rights and restrictions for the time being attached to any class or classes of shares, all dividends shall be declared and paid according to the amount paid on the shares, but if and so long as nothing is paid up on any of the share dividends may be declared and paid according to the par value of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

132.       If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

133.       No dividend shall bear interest against the Company.

134.       Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be automatically forfeited and shall revert to the Company and shall be applied to the class or series of shares in relation to which the dividend relates.

ACCOUNTS AND AUDIT

135.       The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

136.       The books of account shall be kept at the registered office of the Company, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

137.       The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law, Designated Stock Exchange Rules or authorised by the Directors or by the Company by Ordinary Resolution.

138.       The Company may appoint Auditors but shall not be required to do so, unless required by the Companies Act or Designated Stock Exchange Rules, and if the Company appoints Auditors the Company’s accounts shall be audited in such manner as may be determined from time to time by the Company by Special Resolution or failing such determination by the Directors. The Auditors shall be appointed in general meeting or failing which by the Directors.

139.       The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

SHARE PREMIUM ACCOUNT

140.       The Directors shall in accordance with Section 34 of the Companies Act establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share.

141.       There shall be debited to any share premium account on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by Section 37 of the Companies Act, out of capital.

CAPITALISATION OF RESERVES

142.       Subject to any necessary sanction or authority being obtained the Company in general meeting may at any time and from time to time pass a resolution that any sum not required for the payment or provision of a fixed dividend with or without further participation in profits and (a) for the time being standing to the credit of any reserve fund of the Company including without limitation the share premium account or (b) being undivided profits in the hands of the Company be capitalised and that such sum be appropriated as capital

Annex A-20

to and amongst the members in the shares and proportions in which they would have been entitled thereto if the same had been distributed by way of dividend and in such manner as the resolution may direct and the Directors shall in accordance with such resolution apply such sum in paying up in full or in part any unissued shares or debentures of the Company on behalf of such members and appropriate such shares or debentures to and distribute the same credited as fully paid up or partly paid up amongst them in the proportions aforesaid in satisfaction of their shares and interests in the said capitalised sum or shall apply such sum or any part thereof on behalf of such members in paying up the whole or part of any uncalled balance which shall for the time being be unpaid in respect of any issued shares or debentures held by them. Where any difficulty arises in respect of any such distribution the Directors may settle the same as they think expedient and in particular they may fix the value for distribution of any fully paid up shares or debentures make cash payments to any members on the footing of the value so fixed in order to adjust rights and vest any such shares or debentures in trustees upon such trusts for or for the benefit of the persons entitled to share in the appropriation and distribution as may seem just and expedient to the Directors.

143.       Notwithstanding any provisions in these Articles and subject to the Companies Act, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

143.1.    Employees, Directors or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members; or

143.2.    any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members.

NOTICES

144.       Any notice or document may be served by the Company or by the person entitled to give notice to any Shareholder either personally, by facsimile, by email or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Shareholder at his address as appearing in the Register of Members. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders. Notice may also be served by electronic communication in accordance with the rules and regulations of the Designated Stock Exchange, the Commission and/or any other competent regulatory authority or by placing it on the Company’s Website should the Directors deems it appropriate provided that the Company shall notify the Shareholders of the placement of such notice by any of the means set out above.

145.       Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

146.       Any notice or other document, if served by (a) post, shall be deemed to have been served ten days after the time when the letter containing the same is posted or, (b) facsimile or email, shall be deemed to have been served upon transmission to the correct facsimile number or email address, or (c) notice placed in accordance with the rules or regulations of the Designated Stock Exchange, the Commission and/or any other competent regulatory authority or on the Company’s Website is deemed given by the Company to a Member on the day it is placed, or (d) recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service. In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

Annex A-21

147.       Any notice or document delivered or sent by post, left at the registered address of any Shareholder or sent by facsimile transmission or email in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

148.       Notice of every general meeting of the Company shall be given to:

148.1.    all Shareholders holding shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

148.2.    every person entitled to a share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other person shall be entitled to receive notices of general meetings.

INFORMATION

149.       Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

150.       Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

151.       Every Director, Secretary (including an Assistant Secretary), officer (other than the Auditors) or servant for the time being of the Company or any trustee for the time being acting in relation to the affairs of the Company and their respective heirs, executors, administrators, personal representatives or successors or assignees shall, in the absence of actual fraud or wilful default or as otherwise required by law, be indemnified by the Company against, and it shall be the duty of the Directors out of the funds and other assets of the Company to pay, all costs, losses, damages and expenses, including travelling expenses, which any such Director, Secretary, officer, servant or trustee may incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such Director, Secretary, officer, servant or trustee or in any way in or about the execution of his duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company and have priority over the Shareholders and over all other claims. No such Director, Secretary, officer, servant or trustee shall be liable or answerable for the acts, receipts, neglects or defaults of any other Director, Secretary, officer, servant or trustee or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of any security in or upon which any of the monies of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any monies, securities or effects shall be deposited, or for any loss, damage or misfortune whatsoever which shall happen in or about the execution of the duties of his respective office or trust or in relation thereto unless the same happens through his own actual fraud or wilful default or as otherwise required by law.

FINANCIAL YEAR

152.       Unless the Directors otherwise prescribe, the financial year of the Company shall end on 30 June in each year.

Annex A-22

NON-RECOGNITION OF TRUSTS

153.       No person shall be recognised by the Company as holding any share upon any trust and the Company shall not (unless required by law) be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent or future interest in any of its shares or any other rights in respect thereof except an absolute right to the entirety thereof in each Shareholder registered in the Register of Members.

WINDING UP

154.       If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Shareholders in specie the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different class or series of shares. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any shares or other securities whereon there is any liability.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

155.       Subject to the Companies Act and the rights attaching to any class or series of shares, the Company may at any time and from time to time by Special Resolution alter or amend the Memorandum and these Articles in whole or in part.

REGISTRATION BY WAY OF CONTINUATION

156.       The Company shall, subject to the provisions of the Companies Act and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

DISCLOSURE

The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company

Annex A-23